Exhibit 99.1

TSX-V: AVU US DTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

April 10, 2017	NR 06 - 2017

Avrupa Minerals Options Alvito IOCG Project to OZ Minerals

•

Joint Venture to target copper-gold mineralization in Alcaçovas target, Portugal

•

OZ Minerals Ltd. may earn-in up to 75% over 2½ years by spending AUS$4 million.

•

Avrupa’s geological team in Portugal will be the first-stage operator

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it has signed an earn-in option agreement with Australia-based OZ Exploration Pty. Ltd. (OZE), a wholly-owned subsidiary of OZ Minerals Limited (OZM), to explore on the Alvito iron oxide, copper-gold (IOCG) project located in southern Portugal.  The agreement allows for OZE to earn up to a total 75% interest in the project by spending AUS $4,000,000 over approximately 2½ years.

Paul W. Kuhn, President & CEO of Avrupa Minerals, commented, “We are excited to be able to start the new exploration program on the Alvito project with Australian copper miner OZ Minerals.  The OZ Minerals exploration team has significant IOCG exploration experience around the world.  This is Avrupa’s first IOCG target in Portugal, and we look forward to quickly moving the program ahead.”

Concurrently, the Portuguese Mining Bureau (DGEG) issued a 30-month extension to the Alvito exploration license on March 10, 2017.  Previously, Avrupa, along with earlier partners, spent over 450,000 euros on the license and developed a central IOCG target area covering 4 x 2.5 kilometers along the 24 x 4 kilometers Alcaçovas Copper Belt.  Exploration work led to the discovery of mineralized stratigraphy beneath 3-10 meters of soil cover through a 29-hole, top-of-bedrock, drilling program completed during 2015.  Other IOCG target areas occur along the Alcaçovas trend but have not been explored to date.

The new exploration program will commence in April 2017, and will include geological mapping, surface sampling, geophysics, further targeted top-of-basement sampling, and a drilling program. Details of the full program and targets will be announced soon.

Alvito IOCG project, Portugal

The newly-extended Alvito license covers approximately 300 square kilometers of prospective ground along the Alcaçovas copper-gold trend identified by Avrupa geologists in 2011-12. Subsequent field work was successful in identifying potential for significant copper-gold-silver mineralization in known and several new occurrences.  Many of the copper-gold-silver occurrences that were visited during the recon program, starting in 2012, lie within a 24-kilometer long, 4-kilometer wide belt, designated as the Alcaçovas Copper Belt (ACB), and defined by anomalous copper and zinc soil geochemistry from over 66,000 soil samples collected by previous operators in the district.  Avrupa’s review of the area suggested that classification of the deposits should be interpreted as IOCG type.

Avrupa geologists collected 274 rock chip samples on the original license between 2012 and 2015, centering around 16 separate prospect areas. A total of 32 (11.7%) of these samples contained greater than 0.4 ppm gold, up to 6.43 ppm gold.  Forty (15%) of the samples contained greater than 5 ppm silver, up to a high value of 829 g/t silver.  105 (38%) of the samples carried greater than 0.1% copper, including 40 samples with greater than 1% copper, up to a maximum value of 27.4% copper.  Others carry strongly anomalous lead, zinc, and molybdenum values.

In 2015, Avrupa, funded by a previous partner, drilled 29 top-of-bedrock core holes in the central Alcaçovas target zone.  Twenty-two of these holes intersected visible copper mineralization, associated with magnetite veining and alteration normally found with IOCG systems, beneath the shallow cover to a depth of <20 meters below the surface.

Terms of the Agreement

Avrupa and OZ Minerals signed the Option Agreement on April 5, 2017 under the following terms:

•

For OZE to earn a 51% interest in year 1:  Fund AUS$1,000,000 in exploration expenditures.

•

For OZE to earn a further 24% interest (total of 75% interest) by September 30, 2019:  Fund a further AUS$3,000,000 in exploration expenditures.

•

Avrupa will be the operator during the first earn-in stage with active technical support and oversight from OZE’s experienced IOCG team.

OZ Minerals Limited is a copper-focused mining company that operates the Prominent Hill copper mine in South Australia and is developing the Carrapateena copper gold project in the same region. OZ Minerals’ growth strategy includes developing a pipeline of exploration stage projects in Australia and elsewhere around the world partnering with experienced exploration companies.

Avrupa Minerals Ltd. is a growth-oriented exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,268 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa now has four active option and joint venture agreements, three in Portugal and one in Kosovo, including:

*

The Alvito Option Agreement with OZ Minerals Limited covering one license in the Ossa Morena Zone in southern Portugal, for IOCG deposits;

*

The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Zn/Cu-rich massive sulfide deposits. The partner is currently in default under the terms of the JV agreement, and Avrupa is working on a route to consolidation of the program;

*

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

*

Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.